# Nasdaq Regulation

**Nasdaq**

**Eun Ah Choi**
Senior Vice President, Regulatory Operations
General Counsel

June 21, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporate Finance:

This is to certify that on June 21, 2022 The Nasdaq Stock Market (the "Exchange") received from Mobilicom Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

American Depositary Shares, each representing 150 Ordinary Shares, no par value per share
Ordinary Shares, no par value per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

*Eun Ah Choi*